Exhibit 2

(1)	Royal World Cruises Inc. 87 Akti Miaouli GR 185 38 Piraeus Greece ("Borrower") Telefax No: 3010 429 1532 Attention: Chief Financial Officer
and
(2)	Royal Olympic Cruise Lines Inc. 87 Akti Miaouli aforesaid ("ROCL") Telefax No: 3010 429 1532 Attention: Chief Financial Officer

17 June 2003

Dear Sirs

        We refer to the loan facility agreement dated 24 April 2002 ("Loan Agreement") made between (1) the Borrower as borrower, (2) ROCL as guarantor, (3) Blohm + Voss GmbH, Fortis Bank (Nederland) N.V. and Kreditanstalt für Wiederaufbau ("the Lenders") as lenders, (4) Kreditanstalt für Wiederaufbau as KfW, (5) ourselves as the Agent and (6) Kreditanstalt für Wiederaufbau as the Security Trustee.

        Words and expressions defined in the Loan Agreement shall have the meaning when used in this letter.

        Whereas there is due and payable on 25 October 2003 under the Loan Agreement the following instalments of principal and interest in respect of Portion A and Portion B:

Portion A	Portion B	Portion A and Portion B
Principal USD	Principal USD	Interest USD
2,232,795	1,214,286	2,053,597

(the total of the principal sums due on 25 October 2003 amounting to USD3,447,081 is herein called "the October 2003 Principal Amount").

        Subject to the following condition precedent first being fulfilled to the satisfaction of the Agent, namely:

        the Agent receives evidence that a bond will be issued in such amounts as are required by the US Federal Maritime Commission to secure to passengers the repayment of fares paid in advance in order for the Vessel and Hull 961 ("OLYMPIA VOYAGER") to be able to undertake cruises out of United States ports in the months of November 2003 up to April 2004.

        the Lenders and KfW, upon the terms and conditions hereinafter set out, agree by this letter that the October 2003 Principal Amount payable by the Borrower on 25 October 2003 shall be rescheduled so as to be paid by the Borrower by the following three (3) instalments ("the Deferred Payments") on the following dates:-

USD
500,000	30 September 2003
500,000	25 October 2003
2,447,081	02 December 2003

        The above rescheduling of the October 2003 Principal Amount is agreed by the Lenders and KfW subject to the Borrower and/or ROCL complying with all the following terms and conditions:-

1.
by 31 July 2003 first priority perfected assignments shall be granted to the Security Trustee in a form and upon terms acceptable to the Agent in respect of all charters now or hereafter concluded by or on behalf of the Borrower in respect of cabins on board the Vessel whereby hotel accommodation is to be provided in connection with the Athens 2004 Olympics, such assignments to be on terms that all hire and other earnings payable under each such charter shall be paid without deduction direct to the Agent or to an account of the Borrower at a bank acceptable to the Agent, such account to be charged to the Lenders or to the Security Trustee by a deed of charge in a form and upon terms acceptable to the Agent;

2.
by 31 July 2003 there shall have been appointed by ROCL two cash auditors nominated by the Agent whose function shall be to monitor the cash flow of the Group, such controllers to be authorised by ROCL to provide full information at least monthly to the Agent as to the cash flow of the Group, such appointment to be made at the cost and expense of ROCL by a letter of appointment upon terms acceptable to the Agent;

3.
notwithstanding the provisions of this letter the instalments of interest on Portion A and Portion B in the total sum of USD2,053,597 which under the terms of the Loan Agreement are payable by the Borrower on 25 October 2003 shall remain payable on 25 October 2003;

4.
interest on the balance from time to time outstanding of the October 2003 Principal Amount will accrue at LIBOR increased by the Applicable Margin for the period between 25 October 2003 and 1 December 2003 and will be paid by the Borrower on 1 December 2003;

5.
the monthly loan retention system under the Loan Agreement shall continue in respect of interest payments in respect of Portion A and Portion B due on 25 October 2003 in accordance with the original terms of the Loan Agreement and after taking into account any sums standing to the credit of the Debt Service Reserve;

6.
save as amended by this letter, all other terms and conditions of the Loan Agreement and the Security Documents (including, without limitation, provisions relating to Events of Default) to remain unchanged and in full force and effect;

7.
by 31 July 2003 the Borrower and ROCL shall enter into a supplement to the Loan Agreement and the Security Documents reflecting the terms of this letter in a form and upon terms acceptable to the Lenders, all costs and expenses (including legal costs and expenses) for the preparation of this letter and the said supplements to be for the account of the Borrower and to be paid by the Borrower to the Agent upon the Agent's first written demand; and

8.
failure by the Borrower to pay in full to the Agent on its respective due date referred to above any of the Deferred Payments shall constitute an Event of Default, and any breach by the Borrower of the conditions set out in paragraphs 1, 2, 3, 4, 5 and 7 above shall also constitute an Event of Default.

Please countersign the copy of this letter by way of acknowledgment and agreement with its terms.

Yours faithfully

KREDITANSTALT FÜR WIEDERAUFBAU as the Agent
BY:	/s/
Accepted and Agreed this day of 2003
ROYAL WORLD CRUISES INC.		ROYAL OLYMPIC CRUISE LINES INC.
BY:	/s/ Yiannos Pantazis	BY:	/s/ Yiannos Pantazis